SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A_


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GENERAL MEETING'S RESULTS

     Below are the results of the General Meeting of Shareholders and the Special General Meeting of Shareholders (the "Meeting") held on August 26, 2009, at 11:00 AM at the Registrant's offices.

     This report is an unofficial summary translation of the Registrant's report of the Meeting results filed with the Israel Securities Authority.

The following proposals were approved by required majority:

     1. The re-election of Mr. Yacov Gelbard as a member of the Board of Directors.

     2. The re-election of Mr. Meir Shamir as a member of the Board of Directors.

     3. The re-election of Mr. Ishay Davidi as a member of the Board of Directors.

     4. The re-election of Mr. Yarom Oren as a member of the Board of Directors.

     5. The re-election of Mr. Avi Zigelman as a member of the Board of Directors.

     6. The re-election of Mr. Shirith Kasher as a member of the Board of Directors.

     7. The re-election of Mr. Zvi Limon as a member of the Board of Directors.

     8. The re-election of Mr. Eli Admoni as an "external director" for a second three year term effective from August 26, 2009 until August 25, 2012 and compensation.


                                                                     PERCENTAGE
                                                                         OF
                                      NUMBER OF SHARES                 SHARES
                           -------------------------------------    ------------

THE TOTAL OF SHARES        549,096 (2,050 of which are held by             100%
PARTICIPATING IN THE       controlling shareholders of the
VOTE (EXCLUDING            company or any other person on their
ABSTENTIONS)               behalf)

FOR                        451,847 (2,050 of which are held by            82.2%
                           controlling shareholders of the
                           company or any other person on their
                           behalf)

AGAINST                    97,249                                         17.8%

     9. The compensation for Registrant's directors from time to time, excluding external directors, holders of controlling interest, and Registrant's employees or services providers.

     10. The Company's purchase of an insurance policy concerning insurance of directors' and officers' liability insurance, including as directors and officers of the Registrant's subsidiaries, but not including the coverage of directors or officers who are or will be controlling shareholders from time to time.


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     11.  The grant of a final annual dividend in the sum of $8 million in accordance with the Company's Articles of Association.

     12. The appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2009 and for the period until the next Annual General Meeting of the shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors' compensation.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   TEFRON LTD.
                                                   (Registrant)

                                                   By: /s/ Eran Rotem
                                                   -----------------------
                                                   Eran Rotem
                                                   Chief Financial Officer


                                                   By: /s/ Adi Livneh
                                                   -----------------------
                                                   Adi Livneh
                                                   Chief Executive Officer

Date: August 27, 2009


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